                   Astris Energi Inc. · 6-K · For 5/28/04, On 5/28/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                   Astris Energi Inc. · 6-K · For 5/28/04, On 5/28/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 28, 2004

Commission File Number:  0-30628

                                  ASTRIS ENERGI INC.

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                 (Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2

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                     (Address of principal executive office)

Registrant’s telephone number, including area code:   (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · #/1

                   Astris Energi Inc. · 6-K · For 5/28/04, On 5/28/04

           Document 1 of 1 · 6-K · Report of a Foreign Private Issuer

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The following are included in this report on Form 6-K:

Description:

The audited consolidated financial statements of Astris Energi Inc. presented according to Canadian Generally Accepted Accounting Principals for fiscal year 2003 and restated for fiscal year 2002.  Details of the items restated for 2002 financial statements are described in Note 3 (named Prior Period Adjustments) of Exhibit 1.

News release, dated May 28, 2004.  as Exhibit 2

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Source:  SEC Info · www.secinfo.com · Fran Finnegan & Company · #/1